Exhibit 23

ARMANDO C. IBARRA
Certified Public Accountants
A Professional Corporation

Armando C. Ibarra, C.P.A	Members of the CaJifomia Sodety of Certified Public Accountants
Armando Ibarra, Jr., C.P.A., JD	Members of the American Institute of Certified Public Accountanls
Registered with the Puhlic Company Accounting Oversight Board

September 15,2005

To Whom It May Concern:

The firm of Armando C. Ibarra, Certified Public Accountants, APC consents to the inclusion of our report of August 16, 2005, on the audited consolidated financial statements of Seychelle Environmental Technologies, Inc., as of February 28, 2005 and February 29, 2004, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Armando C. Ibarra, CPA
ARMANDO C. IBARRA, C.P.A.

371 E. Street, Chula Vista, CA 91910
Tel: (619) 422-1348	Fax: (619) 422-1465